UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 29, 2015

Camden National Corporation

(Exact name of registrant as specified in its charter)

Maine (State or other jurisdiction of incorporation)	0-28190 (Commission File Number)	01-0413282 (IRS Employer Identification No.)

2 Elm Street, Camden, ME 04843

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (207) 236-8821

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

Merger Agreement

On March 29, 2015, Camden National Corporation (“Camden National”), the holding company for Camden National Bank, and SBM Financial, Inc. (“SBM Financial”), the holding company for The Bank of Maine, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SBM Financial will merge with and into Camden National, the separate corporate existence of SBM Financial will thereupon cease and Camden National will continue as the surviving corporation (the “Merger”). It is anticipated that The Bank of Maine will merge with and into Camden National Bank, with Camden National Bank continuing as the surviving bank, concurrently with the Merger.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.01 per share, of SBM Financial (“SBM Common Stock”) will be converted into the right to receive at the election of the holder thereof either (1) $206.00 in cash, without interest or (2) 5.421 shares of common stock, no par value per share, of Camden National, subject to proration to ensure that in the aggregate 80% of SBM Common Stock will be converted to Camden Common Stock and the remaining 20% of SBM Common Stock will be converted to cash.

In connection with the Merger, it is expected that two SBM Financial directors will be appointed to the Camden National Board of Directors after the Effective Time of the Merger.

The Merger Agreement provides each of SBM Financial and Camden National with specified termination rights. If the Merger is not consummated under specified circumstances, including if SBM Financial terminates the Merger Agreement for a Superior Proposal (as defined in the Merger Agreement), SBM Financial has agreed to pay Camden National a termination fee in the amount of $5.4 million.

The consummation of the Merger is subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of SBM Financial and Camden National. The Merger is currently expected to be completed in the third quarter of 2015.

The Merger Agreement has been unanimously approved by the Boards of Directors of each of SBM Financial and Camden National.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

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The Merger Agreement contains usual and customary representations and warranties that Camden National and SBM Financial made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement between Camden National and SBM Financial and may be subject to important qualifications and limitations agreed to by Camden National and SBM Financial in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between Camden National and SBM Financial rather than establishing matters as facts.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, the members of SBM Financial’s Board of Directors and certain executive officers of SBM Financial have entered into voting agreements with Camden National (collectively, the “SBM Voting Agreements”) pursuant to which such individuals have agreed, among other things, to vote their respective shares of SBM Common Stock in favor of the approval of the Merger Agreement at a special meeting of SBM Financial’s shareholders to be held for the purpose of approving the Merger Agreement.

The persons signing the SBM Voting Agreements currently beneficially own an aggregate of approximately 18.28% of the outstanding SBM Common Stock. The foregoing description of the SBM Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of SBM Voting Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Consulting Agreement

Upon execution of the Merger Agreement, Camden National Bank entered into a Consulting Agreement with John Everets, Chairman and Chief Executive Officer of SBM Financial (the “Consulting Agreement”), to be effective as of the date of the closing of the Merger, pursuant to which Mr. Everets will provide consulting services to Camden National Bank for the one year period following the closing of the Merger.  The consulting agreement includes customary non-competition and non-solicitation provisions which restrict Mr. Everets’ ability to compete with Camden National Bank for the eighteen month period following the closing of the Merger. Under the Consulting Agreement, Mr. Everets will be paid consulting fees in the amount of $175,000 and non-competition payments in the amount of $320,000, in each case in equal monthly installments in arrears, during the one year period following the closing of the Merger.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the Consulting Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Camden National will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of SBM Financial and Camden National and a Prospectus of Camden National, as well as other relevant documents concerning the proposed merger. Investors and shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Camden National and SBM Financial, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Camden National’s website at camdennational.com or by contacting Camden National Investor Relations at (207) 236-8821 or by contacting SBM Financial Investor Relations at (207) 518-5607.

PARTICIPANTS IN SOLICITATION

Camden National and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Camden National in connection with the proposed merger. Information about the directors and executive officers of Camden National is set forth in the proxy statement for Camden National’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC (when they become available). Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Camden National and SBM Financial. These statements include statements regarding the anticipated closing date of the transaction, estimated cost savings of SBM Financial’s pre-tax non-interests expenses, the amount of accretion of the transaction to Camden National’s earnings, and Camden National’s pro forma tangible equity to tangible assets ratio. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the proposed merger, difficulties in achieving cost savings from the proposed merger or in achieving such cost savings within the expected time frame, difficulties in integrating Camden National and SBM Financial, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Camden National and SBM Financial are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in in Camden National’s Annual Report on Form 10-K for the year ended December 31, 2014, as updated by other filings with the SEC.  Camden National does not have any obligation to update forward-looking statements.

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Item 7.01	Regulation FD Disclosure

An Investor Presentation containing additional information regarding the Merger is included in this report as Exhibit 99.2 and is furnished herewith, and shall not be deemed “filed” for any purpose.

Item 8.01.	Other Events

On March 30, 2015, Camden National and SBM Financial issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit 2.1	Agreement and Plan of Merger dated as of March 29, 2015 by and among Camden National Corporation, Atlantic Acquisitions, LLC, and SBM Financial, Inc.*

Exhibit 10.1	Form of SBM Voting Agreement

Exhibit 10.2	Consulting Agreement by and between Camden National Bank and John W. Everets dated March 29, 2015

Exhibit 99.1	Joint Press Release dated March 30, 2015

Exhibit 99.2	Investor Presentation dated March 30, 2015

Exhibit 99.3	Employee Frequently Asked Questions

Exhibit 99.4	Employee Communications

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Camden hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that Camden may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMDEN NATIONAL CORPORATION

By:	/s/ Deborah A. Jordan
Deborah A. Jordan
Chief Operating Officer and Chief Financial Officer and Principal Financial & Accounting Officer

Date: March 30, 2015

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EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of March 29, 2015 by and among Camden National Corporation, Atlantic Acquisitions, LLC and SBM Financial, Inc.*

10.1	Form of SBM Voting Agreement

10.2	Consulting Agreement by and between Camden National Bank and John Everets dated March 29, 2015

99.1	Joint Press Release dated March 30, 2015

99.2	Investor Presentation dated March 30, 2015

99.3	Employee Frequently Asked Questions

99.4	Employee Communications

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SBM Financial hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC; provided, however, that SBM Financial may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule so furnished.

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